SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 March 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Group")

Publishes Preliminary Results for Year Ended December 31st 2014

27 February 2015

2014 Key Highlights:

• Underlying profit of €921 million with all trading divisions profitable - an improvement of €1.5 billion over 2013
• €10 billion of new lending - an increase of over 50%
• Largest lender to the Irish economy during 2014, UK mortgage lending more than doubled
• A substantial and sustainable increase in our NIM during 2014; Q4 NIM was 2.22%
• Reduced defaulted loans by €2.8 billion to €14.3bn; 22% below their peak
• Increased transitional CET1 ratio by 250bps to 14.8%
• Fully loaded CET1 Ratio of 9.3%
• Passed ECB stress test with substantial capital buffers
• Increased TNAV per share by 13%

CEO Comment:

Richie Boucher, Bank of Ireland Group CEO, commented:

"Having, to date, returned c.€6 billion in cash to the Irish taxpayers for their support and €4.8 billion investment in Bank of Ireland, we have made further substantial progress against our strategic priorities in 2014. We have grown our new lending by more than 50% to €10bn and were the largest lender to the Irish economy last year. We have also generated capital at an accelerated pace and improved our asset quality. Our progress is reflected in our underlying financial performance, which we improved by almost €1.5 billion, with all trading divisions profitable.

We are confident in the Group's prospects. The outlook for the Irish and UK economies remains favourable. We have our strong retail and commercial franchises in these markets and we have resilient and professional people, who are motivated and focused and have a proven track record of delivery. The combination of these factors gives me confidence in our ability to responsibly deliver attractive and sustainable returns to our shareholders."

Ireland - Leading bank in a growing economy:
• #1 or #2 positions across all principal product lines
• Providing 1 in every 3 mortgages; low yielding tracker mortgages reduced by €1.5bn in 2014
• 27% share of the savings market; deposit pay rates lower
• Irelands only bancassurer- 24% share of the life assurance market
• Ireland's #1 business bank; greater than 50% share of SME/Agri lending
• Ireland's #1 corporate bank; greater than 30% market share; leading share of new FDI relationships

International - Providing further attractive opportunities for growth:
• With our Post Office partner, a leading UK challenger consumer bank with c.3 million customers
• Maintaining #1 position in consumer FX
• In mortgages, new lending more than doubled reflecting investments in our Post Office partnership and widening of distribution network including Legal & General and others
• Northern Ireland business returns to modest profit

Continuing to proactively support and benefit from Irish economic growth:
Integral part of the Irish economy - supporting customers, enterprise and communities
• Largest lender to the Irish economy during 2014 - €5.7bn new lending
• > 50,000 business loan applications approved
• > 24,000 acres of land for which we approved funding
• > 27,000 vehicles financed in 2014
• c.120,000 new current accounts opened
• > 11,000 customers supported in buying a new home
• > 9,000 people working in our businesses in Ireland
• c. €500m paid out by New Ireland under customer protection products in the past 5 years
• 220 customer interactions processed every minute of every day

Key Financial Highlights:
Group Income Statement
• Underlying profit of €921m vs loss of €564m in 2013
• All divisions are now profitable
• Increased Total Income by > €300m
• Net interest margin (annualised) of 2.11% vs 1.84% in 2013; Q4 net interest margin of 2.22%
• Reduced cost-income ratio to 55% (2013: 60%)
• Impairment charges reduced by c.€1.2bn reflecting improvements in asset quality and
Irish mortgage impairment reversal of €280m

Group Balance Sheet and Capital
• Customer Loans €82bn
• Customer deposits - €75bn, account for c.80% of Group funding, predominantly retail
• Wholesale funding - €20bn of which Monetary Authority Funding €4bn
• Strong liquidity ratios
- Net Stable Funding Ratio - 114%
- Liquidity Coverage Ratio - 98%
- Loan to Deposit Ratio - 110%
• Robust Capital Ratios
- Transitional CET 1 ratio of 14.8%, up 250bps
- Fully loaded CET 1 ratio (including 2009 Prefs) of 11.9%, up 290bps
- Fully loaded CET 1 ratio (excluding 2009 Prefs) of 9.3%, up 300bps

Please click on the following link to view the full Preliminary Statement:

http://www.rns-pdf.londonstockexchange.com/rns/0587G_-2015-2-27.pdf

For further information log on to www.bankofireland.com/investor or contact:

Bank of Ireland

Andrew Keating Group Chief Financial Officer +353 (0)766 23 5141

Mark Spain Director of Group Investor Relations +353 (0)766 23 4850

Pat Farrell Head of Group Communications +353 (0)766 23 4770

Forward Looking Statement

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: geopolitical risks, such as those associated with crises in the Middle East and increasing political tensions in respect of the Ukraine, which could potentially adversely impact the markets in which the Group operates; concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; any capital or other assessments undertaken by regulators; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in significant increases, and could result in further significant increases, in the Group's impaired loans and impairment provisions; implications of measures introduced by the Central Bank of Ireland to address mortgage arrears on the Group's distressed debt recovery and impairment provisions; the impact on lending and other activity arising from the emerging macro prudential policies; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the Ireland Strategic Investment Fund) and possible changes in the level of such stockholding; the impact of downgrades in the Group's or the Irish Government's credit ratings or outlook; the stability of the Eurozone; changes in the Irish and United Kingdom banking systems; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with implementation of the Single Supervisory Mechanism and establishment of the Single Resolution Mechanism; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost reductions; the responsibility of the Group for contributing to compensation schemes in respect of banks and other authorised financial services firms in Ireland, and the United Kingdom that may be unable to meet their obligations to customers; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations; the exposure of the Group to NAMA losses in the event that NAMA has an underlying loss at the conclusion of its operations, which could adversely impact the Group's capital and results of operations; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; and the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 25 March 2015